[GRAPHIC OMITTED]



                               June 27, 2006


Mr. Rufus Decker
Mr. Scott Watkinson
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

                                ASHLAND INC.
             ANNUAL REPORT ON FORM 10-K AND FORM 10-K/A FOR THE
                   FISCAL YEAR ENDED SEPTEMBER 30, 2005
             CURRENT REPORT ON FORM 8-K FILED ON APRIL 26, 2006
                              FILE NO. 1-32532

Dear Messrs. Decker and Watkinson:

         Set forth below are responses from Ashland Inc. ("Ashland" or "we") to the comments (the "Comments") of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), dated June 13, 2006, concerning Ashland's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2005, and Ashland's Current Report on Form 8-K filed on April 26, 2006.

         For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

           FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

FINANCIAL STATEMENTS

NOTE I - SALE OF ACCOUNTS RECEIVABLE, PAGE F-18

COMMENT 1
         WE READ YOUR RESPONSE TO COMMENT EIGHT. WE STILL DO NOT UNDERSTAND HOW YOU CONCLUDED THAT CASH FLOWS RELATED TO THE PURCHASE OF RECEIVABLES FROM ANOTHER ENTITY AND SUBSEQUENT CASH COLLECTIONS WOULD BE OPERATING ACTIVITIES. ONCE YOU SOLD THESE RECEIVABLES UNDER SFAS 140, YOU RECORDED THE CASH RECEIPTS RELATED TO YOUR SALES OF GOODS OR SERVICES, AS REQUIRED BY PARAGRAPH 22(A) OF SFAS 95, AND THESE BECAME THE RECEIVABLES OF ANOTHER ENTITY. AFTER THEIR INITIAL SALE, THESE RECEIVABLES SHOULD NOT BE TREATED ANY DIFFERENTLY UPON REPURCHASE THAN THE PURCHASE OF ANY RECEIVABLES FROM ANOTHER ENTITY. AS SUCH, THE CASH FLOWS RELATED TO THE REPURCHASE WOULD APPEAR TO MEET THE REQUIREMENTS OF PARAGRAPHS 15, 16(A) AND 17(A) OF SFAS 95 FOR TREATMENT AS INVESTING ACTIVITIES.

         SINCE THE IMPACT ON YOUR OPERATING AND INVESTING CASH FLOWS FOR THE NINE MONTHS ENDED JUNE 30, 2005 IS MATERIAL, WE BELIEVE YOU SHOULD REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY. WE ALSO BELIEVE THAT WHEN YOU FILE YOUR UPCOMING FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006, YOU
SHOULD DISCUSS THE IMPACT OF THIS RESTATEMENT ON YOUR OPERATING AND INVESTING CASH FLOWS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AS WELL.

Messrs. Decker and Watkinson
June 27, 2006
Page 2


Response 1
         Perhaps much of the confusion surrounding this topic is attributable to our use of the word "repurchase" in describing this transaction in the Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") in Ashland's Form 10-K, as amended, for the fiscal year ended September 30, 2005 and our Response to Comment 8 in our letter to you dated May 25, 2006. Ashland did not purchase (or repurchase) any receivables on June 30, 2005. We chose not to sell any receivables in the eligible pool as of June 30, 2005. Instead we remitted $250 million of the approximately $308 million of collections of pool receivables collected in June, which represented the purchaser's interest in that pool upon settlement of purchaser's receivables interest. Therefore, the payment from Ashland to the purchaser's agent on June 30, 2005 represented collections of those receivables by Ashland (as collection agent) at the time of any settlement. Per the agreement, the purchaser was entitled to the first $250 million of collections from the pool receivables. Receivables sold under the facility were increased from $150 million to $250 million in May 2005, resulting in $100 million additional proceeds to Ashland during the quarter. The payment to the purchaser's agent ($250 million), net of the receipt ($100 million) during the June 2005 quarter, represented the $150 million decline in receivables sold, presented as a reduction in cash flows from operations in the cash flow statement for the nine months ended June 30, 2005, as well as the year ended September 30, 2005.

         We intend to change the language in the Liquidity section of MD&A in both the Form 10-Q for the period ended June 30, 2006, and the Form 10-K for the year ended September 30, 2006, to read as follows: "Cash flows from operations were reduced in the 2005 period as a result of a $150 million decrease in accounts receivable sold under a sale of receivables facility."

         We trust that this revised explanation and proposed change in the text of the MD&A will clarify that Ashland's presentation of the transaction as a reduction in cash flows from operations (reflected as an increase in Ashland's accounts receivable) is appropriate under SFAS 95. We have not received any inquiries from analysts or investors regarding the cash flow presentation of this transaction. We apologize for any confusion caused by our description of the transaction as a "repurchase" of accounts receivable.


INFORMATION BY INDUSTRY SEGMENT, PAGE F-30

COMMENT 2

         WE HAVE REVIEWED YOUR RESPONSES TO COMMENTS TEN AND ELEVEN. IT IS UNCLEAR HOW DECISIONS REGARDING THE ALLOCATION OF RESOURCES ARE MADE WITHOUT SEPARATELY EVALUATING PERFORMANCE MATERIALS AND WATER TECHNOLOGIES GIVEN THE DIFFERENT MARKETS AND CUSTOMERS SERVED BY THE UNITS IN THESE LINES OF BUSINESS. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION TO HELP US UNDERSTAND HOW THIS IS DONE. PLEASE PROVIDE A SIMILAR DISCUSSION FOR APAC AND ASHLAND DISTRIBUTION. ALSO, TELL US WHAT CONSIDERATION YOU GAVE TO THE POSSIBILITY THAT THE CHIEF OPERATING DECISION MAKING FUNCTION IS, IN PART, SHARED BY YOUR CHIEF EXECUTIVE OFFICER AND CERTAIN OF HIS DIRECT REPORTS.

Messrs. Decker and Watkinson
June 27, 2006
Page 3


Response 2
         Ashland is organized internally as we report externally, along our four segments (APAC, Ashland Distribution, Ashland Specialty Chemical and Valvoline), each managed by a segment manager. The organizational charts provided in response to Comment 3 clarify that structure and our external reporting under SFAS 131 is consistent with our internal structure - the overriding requirement of segmentation as explained in paragraphs 4 and 5 of that standard. Ashland's Executive Committee is composed of Jim O'Brien
-  Chief  Executive  Officer;  Gary  Cappeline  -  Senior  Vice  President;
President and Chief Operating Officer, Chemical Sector; David Hausrath, Senior Vice President, General Counsel and Secretary; and Marvin Quin, Senior Vice President and Chief Financial Officer. We have considered whether the chief operating decision making function is, in part, shared by Mr. O'Brien and the other members of the Executive Committee. We believe Mr. O'Brien functions as the Chief Operating Decision Maker (CODM) as defined in paragraph 12 of SFAS 131, as have the previous chief executive officers of Ashland. Mr. O'Brien regularly reviews operating results and makes decisions about allocation of resources and assesses performance at the segment level. It is up to the segment managers to determine the allocations within their segments. As we stated in our previous response, Mr. Cappeline also serves in the role of segment manager for Ashland Specialty Chemical.

         While APAC and Ashland Distribution are generally managed by their segment managers along regional lines, they are able to be effectively assessed and reviewed by the CODM at the segment level because each of the components within the segments provide essentially the same products and services. While Ashland Specialty Chemical is managed by the segment manager as six separate businesses, they also are able to be effectively assessed and reviewed by the CODM as one segment because they share many common characteristics. They sell specialty chemicals that are typically manufactured by Ashland and include a high level of related technical services and, therefore, command a much higher gross margin than the chemical products typically sold by Ashland Distribution.

         Under separate cover, we have provided you with a redacted copy of the monthly Financial Summary provided to Mr. O'Brien, the other members of the Executive Committee, several other employees with management responsibility, and Ashland's Board of Directors. In the Financial Summary, the total company results are summarized at the segment level, though each of those four segments are further broken down into various components. We have also provided you a redacted copy of Ashland's Annual Budget, which is developed at the segment level, through consolidation of the various components. The Annual Budget is presented at the segment level to Mr. O'Brien and the three other members of the Executive Committee for review and approval and then presented to the Board of Directors for review and approval.

Messrs. Decker and Watkinson
June 27, 2006
Page 4


COMMENT 3

         PLEASE ALSO PROVIDE US WITH A COPY OF YOUR ORGANIZATIONAL CHART AND THE PERIODIC OPERATING RESULTS INFORMATION REGULARLY PROVIDED TO MR. O'BRIEN.

Response 3
         Under separate cover, you will receive a redacted copy of Ashland's Monthly Financial Summary for March, 2006, a redacted copy of Ashland's Annual Budget for fiscal 2006, and organizational charts for the upper management of Ashland and its four segments.

                       FORM 8-K FILED APRIL 26, 2006

EXHIBIT 99.17

COMMENT

         WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 15. PLEASE REVISE YOUR PROPOSED DISCLOSURE TO DESCRIBE THE DERIVATION OF INVESTED CAPITAL AND DISCLOSE HOW THE 9.5% RATE WAS ARRIVED AT IN THE PARENTHESIS NEXT TO COST OF CAPITAL.

Response
         The computation of Pocket Profit will be expanded in future filings to show the computation of Average Invested Capital (including the derivation of Invested Capital and how the 9.5% rate was arrived at), as illustrated below, using the computation for the March 2006 and 2005 quarters included in Form 8-K filed April 26, 2006.

                     Ashland Distribution Non-GAAP Metric Information
                                      ($, Thousands)

POCKET PROFIT                                             Q2 2006              Q2 2005
------------------------------------------------      ----------------      ---------------

Operating Income                                            30,367                28,894
Income Taxes                                               (11,427)              (11,352)
                                                      ----------------      ---------------
     Net Income                                             18,940                17,542

Invested Capital - Jan 31                                  620,227               558,207
Invested Capital - Feb 28                                  626,511               552,472
Invested Capital - Mar 31                                  588,884               523,469
                                                      ----------------      ---------------
     Total                                               1,835,622             1,634,148
                                                      ----------------      ---------------
Average Invested Capital (Total / 3)                       611,874               544,716
Cost of Capital (9.5% / 4)                                   2.375%                2.375%
                                                      ----------------      ---------------
     Cost of Capital $ (COC$)                               14,532                12,937

Pocket Profit                                                4,408                 4,605
(Net Income less COC$)

     Notes:

     1.   "Invested   Capital"  is  defined  as  total  assets  less  total
liabilities, excluding intercompany receivables and payables.

Messrs. Decker and Watkinson
June 27, 2006
Page 5


     2. For purposes of the Pocket Profit computation, Ashland has established an estimated cost of capital annual rate of 9.5%, which is intended to represent a reasonable estimate of the weighted average of Ashland's after-tax cost of long-term debt and the cost of equity, based on a targeted ratio of debt and equity to Ashland's total capitalization.

     3. Pocket Profit is a Non-GAAP metric used by management to measure our overall performance as it relates to covering our cost of capital.

     4. "Pocket Profit" is defined as: Operating Income less Income Taxes equals Net Income. The Average Invested Capital for the quarter is multiplied by 2.375% (9.5% / 4) which equals the Cost of Capital, which is then subtracted from our Net Income to arrive at our Pocket Profit.

     Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and that Ashland may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

     Please acknowledge receipt of this response letter by electronic confirmation.

     Please call David Mattingly, Senior Counsel, or William Thompson, Assistant Controller, at (859) 815-5368 and (859) 815-5937, respectively, if you have any questions regarding this submission.


                                       Very truly yours,


                                       /s/ J. Marvin Quin

                                       J. Marvin Quin
                                       Senior Vice President
                                       and Chief Financial Officer